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March 10, 2017		Writer’s Direct Contact +1 (415) 268.6617 BParris@mofo.com

VIA EDGAR AND OVERNIGHT DELIVERY

Era Anagnosti

Legal Branch Chief

Office of Financial Services I

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Elevate Credit, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed January 30, 2017
File No. 333-207888

Dear Ms. Anagnosti:

On behalf of our client, Elevate Credit, Inc. (“Elevate” or the “Company”), this letter responds to your letter, dated February 23, 2017 (the “Comment Letter”), regarding the above-referenced Amendment No. 4 to Registration Statement on Form S-1 (the “Amended Registration Statement”), filed on January 30, 2017. Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) from the Comment Letter appearing in bold type. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. The page references in the Company’s responses are to the amended prospectus included in the revised Amended Registration Statement, which is being submitted today by electronic submission.

General

1.	Please note that comments regarding your confidential treatment request submitted on January 30, 2017, will be sent under a separate cover.

The Company acknowledges the Staff’s comment.

Risk Factors, page 17

Era Anagnosti

March 10, 2017

Page Two

General

2.	We note that you have removed risk factor disclosure relating to the lack of a non-competitive agreement with Think Finance, Inc. (TFI), including among other things, TFI’s ability to freely pursue or acquire business opportunities which may be in direct competition with you. As you appear to continue operating pursuant to the contractual arrangement of the amended and restated intellectual property assignment agreement (refer to Exhibit 10.4), please explain to us what changes have taken place to no longer give rise to the removed risks.

The Company advises the Staff that the lack of a non-competitive agreement with Think Finance, Inc. (TFI) is no longer a risk factor applicable to the Company because the Company’s business has significantly evolved since the spin-off from TFI. As disclosed on pages 138 and 177 of the prospectus, pursuant to the Amended and Restated Intellectual Property Assignment Agreement, entered into between the Company and TFI as of September 30, 2015 (the “Assignment Agreement”), TFI holds an undivided co-ownership interest in the IQ technology platform as it existed on January 1, 2015. A substantial amount of time has passed since that date, and the Company has significantly improved and developed the IQ technology platform since January 1, 2015 (collectively, the “Improvements”), such that the Company does not believe that the earlier generation of the IQ technology platform would be competitive with the platform’s current capabilities. As disclosed on page 2 of the prospectus, the Company has made substantial investments in its IQ technology platform to support rapid scaling and innovation, robust regulatory compliance, and ongoing improvements in underwriting. Since January 1, 2015, the Company has not provided TFI any of the Improvements, nor does TFI have a right under the Assignment Agreement to any of the Improvements. The Company respectfully submits to the Staff that the fact that TFI and the Company shared an earlier generation of the current intellectual property is no longer a competitive risk to the Company’s business.

A decline in economic conditions could result in decreased demand for our loans …, page 28

3.	We note that you have removed disclosure relating to the collection process once a customer defaults on a loan. We note that under “We are dependent upon third parties to support several key aspects of our business …” risk factor on page 26, you disclose that Elevate uses third parties for the “majority of its collections and recovery activities.” In an appropriate section of the filing, please describe (i) the loan collection process, (ii) whether you are contracting with different third parties in handling your loan collections, or whether this service is concentrated within a limited number of agencies, (iii) the aspects of collections that you handle, and (iv) whether you experience a different recovery rate depending on who is the party in charge of collections and recovery.

Era Anagnosti

March 10, 2017

Page Three

The Company has revised the disclosure on pages 29 and 30 of the prospectus to reinstate the prior disclosure in response to the Staff’s comment.

Management’s Discussion and Analysis, page 73

Debt facilities

VPC Facility, page 101

4.	We note disclosure that for the two months ended November 30, 2016 you did not meet the minimum amount of tangible net worth covenant and that the VPC Facility had to be amended in January to lower the minimum amount for the month of December 2016. If you believe it is reasonably likely that, absent a waiver or amendment to the VPC Facility, you may violate one or more of your financial covenants, please expand your disclosure to address (i) the steps you are taking to avoid a breach of the minimum amount of tangible net worth; (ii) the impact or reasonably likely impact of a breach (including the effects of any cross-default or cross-acceleration or similar provisions) on your financial condition or operating performance; and (iii) whether you have developed any alternate sources of funding to pay off resulting obligations.

The disclosure noted by the Staff related to the Company’s failure to meet the minimum amount of tangible net worth covenant under then-existing version of the VPC Facility. As disclosed on page 100 of the prospectus, on February 1, 2017, the Company amended the VPC Facility to, among other things, permanently lower the minimum amount of tangible net worth covenant. As a result, the Company does not believe that it is reasonably likely that, absent a waiver or amendment of the VPC Facility as currently in effect, the Company may violate one or more of its financial covenants.

Certain relationships and related party transactions, page 173

Management rights agreement, page 177

5.	Based on your revised disclosures, it appears that you have entered into certain management rights agreement with additional investment funds, and these agreements do not appear to terminate in connection with the IPO, as it was previously disclosed. As such, please expand your disclosure to further explain the nature of services provided under these agreements and quantify any fees in excess of $120,000 payable in connection therewith.

Era Anagnosti

March 10, 2017

Page Four

The Company advises the Staff that the revised disclosures were not intended to change the meaning of the previous disclosures but instead were intended to eliminate language that the Company believed was duplicative. Specifically, on page 181 of the prospectus, under the heading “Stockholders Agreements” the Company states:

“Each of the below agreements, which are in effect as of the date of this prospectus, will automatically terminate in connection with the closing of the offering contemplated by this prospectus, with the exception of the investors’ rights agreement, which we anticipate will be amended and restated as detailed below.” Emphasis added.

The disclosure above qualifies all of the agreements that are summarized under the heading “Stockholder Agreements” to make clear that all such agreements terminate (other than the investors’ rights agreement). The Company has revised the disclosure on page 181, however, to make this statement more clear.

Interim Financial Statements

Notes to Unaudited Condensed Consolidated Financial Statements

Note 10 – Income Taxes, page F-70

6.	We note your disclosure on page F-71 that as of September 30, 2016 and December 31, 2015, the Company did not establish a valuation allowance for the US deferred tax asset (DTA) based on management’s expectation of generating sufficient taxable income in a look forward period over the next three to five years. Given your statement that a significant negative factor includes cumulative losses and a lack of taxable income since the spin-off date through September 30, 2016, please tell us how you continue to conclude that no valuation allowance for your US deferred tax asset of $22.7 million as of September 30, 2016 and December 31, 2016 is necessary by addressing the following:

•	We note your disclosure that significant positive factors considered include an improving earnings trend. Please provide us with the details surrounding improved earnings trends as we note that you have recorded net losses of $54.6 million, $19.9 million, and $17.9 million for the fiscal years ended December 31, 2014, December 31, 2015, and the nine-months ended September 30, 2016, respectively.

•	You also disclose that you expect to begin utilizing your net operating loss (NOL) beginning with the filing of your 2016 tax return. Please explain how you expect to have taxable earnings on which to utilize NOLs against for the fiscal year ended December 31, 2016 based upon net losses recorded for the nine-months ended September 30, 2016.

Era Anagnosti

March 10, 2017

Page Five

•	You state that management’s success in developing accurate forecasts and a track record of launching new and successful products, which have generated significant taxable income, is another source of positive evidence. Please explain in further detail what forecast(s) you relied upon in addition to what new products have been launched subsequent to spin-off that support your conclusion not to record a valuation allowance on your DTA as of September 30, 2016 or December 30, 2015.

•	As noted above, you state that a significant negative factor includes cumulative losses and a lack of taxable income since the spin-off date through September 30, 2016. We also note current and prior disclosure that you expect to generate sufficient taxable income over the next three to five years. Please provide us with a detailed analysis comparing actual income to forecasted taxable income for fiscal years ended December 31, 2014, December 31, 2015, and nine-months ended September 30, 2016 and explain the reason(s) for any significant differences. (AP—Please see my points above)

•	Please provide us with your forecast for the next three to five years that will result in your realization of your DTA and include the following:

o	Identification of the most significant inputs and assumptions,

o	Provide qualitative and quantitative discussion of the inputs and assumptions to allow us to fully understand your forecast, and

o	Provide specific evidence which supports the inputs and assumptions.

ASC 740-10-30-23 states that a cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome. Please provide us with a detailed response and include any additional information necessary for a complete understanding of the basis for your conclusion.

Please refer to the Company’s response that has been supplementally provided to the Staff on a confidential basis.

We will provide you with marked copies of the Amended Registration Statement to expedite your review.

Era Anagnosti

March 10, 2017

Page Six

If you have any questions, please do not hesitate to call Brandon C. Parris at (415) 268-6617.

Very truly yours,

/s/ Brandon C. Parris

Brandon C. Parris

cc:	Ken Rees, Elevate Credit, Inc.

Chris Lutes, Elevate Credit, Inc.

Sarah Fagin Cutrona, Esq., Elevate Credit, Inc.

Kate Donovan, Securities and Exchange Commission

Bill Schroeder, Securities and Exchange Commission

John Spitz, Securities and Exchange Commission

Andrew D. Thorpe, Esq., Orrick, Herrington & Sutcliffe LLP